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                               November 15, 2022

       Lingyi Kong
       Chief Executive Officer
       Erayak Power Solution Group Inc.
       No. 528, 4th Avenue
       Binhai Industrial Park
       Wenzhou, Zhejiang Province
       People's Republic of China 325025

                                                        Re: Erayak Power
Solution Group Inc.
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed October 27,
2022
                                                            File No. 333-262292

       Dear Lingyi Kong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form F-1 filed October 27, 2022

       Risk Factors, page 22

   1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
To the extent this is a material risk for an investor in this offering, please revise to
include a separate risk factor addressing the potential for rapid and substantial price
volatility and discuss the risks to investors when investing in stock where the price is changing
rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to
your actual or expected operating performance and financial
 Lingyi Kong
Erayak Power Solution Group Inc.
November 15, 2022
Page 2
      condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Andrew Blume,
Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                             Sincerely,
FirstName LastNameLingyi Kong
                                                             Division of
Corporation Finance
Comapany NameErayak Power Solution Group Inc.
                                                             Office of
Manufacturing
November 15, 2022 Page 2
cc:       William S. Rosenstadt, Esq.
FirstName LastName